Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus Supplements dated

April 15, 2013 and the Prospectus dated March 29, 2012

Registration No. 333-180439

April 18, 2013

ROSETTA RESOURCES INC.

Concurrent Offerings of

7,000,000 Shares of Common Stock, par value $0.001 per share

(the “Common Stock Offering”)

and

$700,000,000 5.625% Senior Notes due 2021

(the “Notes Offering”)

The information in this pricing term sheet supplements the information in (i) the preliminary prospectus supplement dated April 15, 2013 relating to the Common Stock Offering, including the documents incorporated by reference therein (the “Common Stock Prospectus Supplement”), (ii) the preliminary prospectus supplement dated April 15, 2013 relating to the Notes Offering, including the documents incorporated by reference therein (the “Notes Prospectus Supplement”), and (iii) the related base prospectus dated March 29, 2012.

Other information presented in the Common Stock Prospectus Supplement and Notes Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein. Capitalized terms not defined herein have the meaning ascribed to them in the Common Stock Prospectus Supplement and Notes Prospectus Supplement, as applicable.

Issuer:	Rosetta Resources Inc.

Exchange/Symbol for the Issuer’s common stock	NASDAQ: ROSE

Common Stock Offering

Security:	Common stock, par value $0.001 per share, of the Issuer

Offering size:	7,000,000 shares

Option:	15% (1,050,000 shares)

Distribution:	SEC Registered

Public Offering Price:	$42.50 per share

CUSIP Number:	CUSIP: 777779307

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:	J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Wells Fargo Securities, LLC

BMO Capital Markets Corp.

Citigroup Global Markets Inc.

Junior Co-Managers	Canaccord Genuity Inc.

KeyBanc Capital Markets Inc.

Johnson Rice & Company L.L.C.

Simmons & Company International

Wunderlich Securities, Inc.

Trade Date:	April 18, 2013

Expected Settlement Date:	April 23, 2013 (T+3)

Notes Offering

Security:	5.625% Senior Notes due 2021

Offering Size:	$700,000,000 aggregate principal amount

Net Proceeds to Issuer (before expenses):	$691,550,000

Distribution:	SEC Registered

Final Maturity Date:	May 1, 2021

Issue Price:	100.000% plus accrued interest, if any, from May 2, 2013

Coupon:	5.625%

Yield to Maturity:	5.625%

Spread to Benchmark Treasury:	+429bps

Benchmark Treasury:	UST 3.125% due May 15, 2021

Interest Payment Dates:	May 1 and November 1

Record Dates:	April 15 and October 15

First Interest Payment Date:	November 1, 2013

Optional Redemption:	Until May 1, 2017, in whole or in part, at a price equal to 100% of the principal amount thereof, plus the “Applicable Premium” as described in the Notes Prospectus Supplement, plus accrued and unpaid interest to the date of redemption.

From and after May 1, 2017, in whole or in part, at the prices set forth below (expressed as percentages of the principal amount), plus accrued and unpaid interest, if any, to the date of redemption, on May 1 of the years set forth below:

Date	Price
2017	102.813%
2018	101.406%
2019 and thereafter	100.000%

Optional Redemption with Equity Proceeds:	In addition, prior to May 1, 2016, up to 35% at a redemption price equal to 105.625% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the date of redemption.

Special Mandatory Redemption:	If the Acquisition is not consummated by July 15, 2013, or if the purchase and sale agreement is terminated at any time prior to the consummation of the Acquisition, the Company will be required to redeem all of the notes in cash at a redemption price equal to 100% of the aggregate principal amount of the notes, plus accrued and unpaid interest to the date of redemption.

Change of Control:	Putable at 101% of principal, plus accrued and unpaid interest to the date of purchase.

CUSIP/ISIN Numbers:	CUSIP: 777779 AD1

ISIN: US777779AD15

Joint Book-Running Managers:	J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

Wells Fargo Securities, LLC

Co-Managers:	Comerica Securities, Inc.

Credit Suisse Securities (USA) LLC

Mitsubishi UFJ Securities (USA), Inc.

U.S. Bancorp Investments, Inc.

Trade Date:	April 18, 2013

Expected Settlement Date:	May 2, 2013 (T+10)

We expect that the delivery of the notes will be made against payment therefor on or about May 2, 2013, which is the tenth business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing of the notes or during the next succeeding six business days will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade in order to prevent failed settlement and should consult their own advisors.

Other Changes:	The following sentence shall be added to the “Underwriting” section of the Preliminary Prospectus Supplement: “In addition, we anticipate paying BBVA Securities Inc. a fee of $300,000 for advisory services in connection with the offering. BBVA Securities Inc. is not acting as an underwriter in this offering.”

This information does not purport to be a complete description of the common stock, the Common Stock Offering, the notes or the Notes Offering. This communication does not constitute an offer to sell or the solicitation of an offer to buy any common stock or notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Rosetta Resources Inc. has filed a registration statement (including a prospectus and preliminary prospectus supplements) with the SEC for the Common Stock Offering and Notes Offering. Before you invest, you should read the prospectus (including the preliminary prospectus supplements) in that registration statement and other documents Rosetta Resources Inc. has filed with the SEC for more complete information about Rosetta Resources Inc. and these offerings. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the Common Stock Prospectus Supplement may be obtained from your sales representative: Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, One Madison Avenue, New York, NY 10010, Phone: 1-800-221-1037, Email:

newyork.prospectus@credit-suisse.com or BofA Merrill Lynch, Attn: Prospectus Department, 222 Broadway, 7th Floor, New York, NY 10038, Email: dg.prospectus_requests@baml.com. Copies of the Notes Prospectus Supplement may be obtained from your sales representative at: J.P. Morgan at 383 Madison Avenue, 3rd Floor, New York, New York 10179, Attention: Syndicate Desk, or by calling (800) 245-8812; Morgan Stanley at 180 Varick Street, Second Floor, New York, New York 10014, Attention: Prospectus Department, or by calling (866) 718-1649 or by emailing prospectus@morganstanley.com; or Wells Fargo Securities, LLC at the following number: (800) 326-5897 or by e-mailing a request to: cmclientsupport@wellsfargo.com.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.